UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global Med Technologies, Inc., a Colorado corporation (“Global Med”), with the Securities and Exchange Commission (the “SEC”) on March 4, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), through its wholly owned subsidiary Atlas Acquisition Corp., a Colorado corporation (“Purchaser”), to purchase all of the outstanding shares of Global Med’s common stock, $0.01 par value per share (the “Global Med Common Stock”), and all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Global Med Preferred Stock”), upon the terms and subject to the conditions set forth in Haemonetics’ Offer to Purchase, dated February 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). The Offer to Purchase is attached as Exhibit (A)(1)(A) to the Schedule TO filed by Haemonetics with the SEC on February 19, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and the terms of the Offer (as defined below) are set forth in the Offer to Purchase and in the related Letter of Transmittal for the Global Med Common Stock and the Letter of Transmittal for the Global Med Preferred Stock (each, as the context requires, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph of the subsection entitled “Background of the Transaction” with the following:
     On March 14, 2008, Chris Lindop, Haemonetics’ chief financial officer and vice president of business development, spoke by telephone with Dr. Ruxin regarding potential relationships between Haemonetics and the Company. They also discussed the businesses of both entities and developments in their industry.
Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following to the end of the third bullet point of the subsection entitled “Reasons for Recommendation”:
     The factors that led to the Special Committee’s decision not to commence a formal auction of the Company included, among other things, (i) the directors’ belief that Haemonetics had the most strategic value to be gained in a combination with Global Med compared to other potential suitors (and thus would likely offer the highest price), (ii) their concern that only a few companies would be strategic fits for the Company, and (iii) concern from the Company’s management that the publicity likely resulting from an auction process could lead to losses of existing and prospective customers and/or key employees. The Special Committee also believed that the required notices to the Customers would provide the opportunity for these two companies (which the Company viewed as two of the Company’s most likely suitors) to submit a proposal.
Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the first paragraph of the subsection entitled “Opinion of St. Charles Capital — Comparable Public Companies Analysis” with the following:
     Comparable Public Companies Analysis. St. Charles determined that it was relevant to compare Global Med to both of its directly comparable companies in the market. In selecting such directly comparable companies, St. Charles used the following criteria: (i) public companies that in St. Charles’ professional judgment were deemed highly comparable to Global Med; (ii) public companies that are primarily engaged in the development and sale of blood management software or other closely related companies engaged in a similar business; and (iii) public companies traded on a major stock exchange. These criteria yielded two relevant public companies, Haemonetics and Mediware. St. Charles’ comparable company analysis table for Haemonetics and Mediware is below. St. Charles also determined that it was relevant to compare Global Med to other public companies engaged in the development, marketing and sale of software within the healthcare industry. In selecting such companies, St. Charles used the following criteria: (i) public companies that in St. Charles’ professional judgment were deemed comparable to Global Med; (ii) companies primarily engaged in healthcare information management software or other closely related business; and (iii) public companies traded on a major stock exchange. These criteria yielded twelve relevant public companies: Allscripts-Misys Healthcare Solutions, Inc., Cerner Corp., Computer Programs & Systems Inc., Eclipsys Corporation, iSOFT Group Limited, Logibec Groupe Informatique Ltee, McKesson

Corporation, MedAssets, Inc., Quadramed Corp., Quality Systems Inc., Starlims Technologies Ltd, and System C Healthcare plc. St. Charles’ comparable company analysis table for these twelve comparable companies is below. In addition, St. Charles reviewed certain financial multiples based on the consideration to be paid in the Offer and the Merger of $1.22 in cash per share of Global Med Common Stock. As enterprise value to EBITDA multiples of software control transactions occurring over the last three years demonstrates, the market will pay a premium for larger companies. As such, St. Charles utilized a size discount to compare the larger public companies which have a size premium embedded into their implied enterprise values. The multiples reviewed included the implied enterprise value of the Company as a multiple of the Company’s latest twelve months revenue, and the implied enterprise value of the Company as a multiple of the Company’s latest twelve months EBITDA, as of September 30, 2009 and as of December 31, 2009. St. Charles observed the following multiples for the comparable public companies:
Directly Comparable PublicCompany Multiples

	Unadjusted Multiples						Adjustments
	EV /	EV / CY	EV / CY	EV /	EV / CY	EV / CY
	LTM	2009E	2010E	LTM	2009E	2010E	Size	Control
Company Name	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA	Discount	Premium
1. Haemonetics Corp.	2.2x	2.2x	2.0x	9.6x	9.7x	8.4x	(33.4%)	26.1%
2. Mediware Information Systems Inc.	0.8x	0.8x	0.8x	7.9x	n/a	n/a	-	26.1%

Average:	1.5x	1.5x	1.4x	8.8x	9.7x	8.4x	(16.7%)	26.1%

Adjusted Multiples
	EV /	EV / CY	EV / CY	EV /	EV / CY	EV / CY
	LTM	2009E	2010E	LTM	2009E	2010E
Company Name	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
1. Haemonetics Corp.	1.9x	1.8x	1.7x	8.1x	8.2x	7.1x
2. Mediware Information Systems Inc.	1.0x	1.0x	1.0x	10.0x	n/a	n/a

Average:	1.4x	1.4x	1.3x	9.1x	8.2x	7.1x
n/m = Not Meaningful; excludes Revenue and EBITDA multiples in excess of 5.0x and 30.0x, respectively or multiples that were negative
n/a = Data Not Available
Other Related Public Company Comparable Multiples

	Unadjusted Multiples						Adjustments
	EV /	EV / CY	EV / CY	EV /	EV / CY	EV / CY
	LTM	2009E	2010E	LTM	2009E	2010E	Size	Control
Company Name	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA	Discount	Premium
1. Allscripts-Misys Healthcare Solutions, Inc.	4.2x	4.8x	4.2x	n/m	17.7x	18.6x	(33.4%)	26.1%
2. Cerner Corp.	3.9x	3.9x	3.5x	15.3x	13.7x	11.9x	(33.4%)	26.1%
3. Computer Programs & Systems Inc.	3.9x	3.8x	3.4x	18.3x	18.3x	14.9x	(21.1%)	26.1%
4. Eclipsys Corporation	1.9x	1.8x	1.7x	22.3x	12.7x	9.9x	(29.7%)	26.1%
5. iSOFT Group Limited	1.7x	n/a	n/a	6.9x	n/a	n/a	(29.7%)	26.1%
6. Logibec Groupe Informatique Ltee	2.9x	2.9x	2.9x	9.1x	8.1x	7.6x	(21.1%)	26.1%
7. McKesson Corporation	0.1x	0.1x	0.1x	6.9x	6.8x	6.1x	(33.4%)	26.1%
8. MedAssets, Inc.	4.5x	4.3x	3.8x	16.5x	13.6x	11.8x	(33.4%)	26.1%
9. Quadramed Corp.	1.0x	n/a	n/a	10.6x	n/a	n/a	(21.1%)	26.1%
10. Quality Systems Inc.	n/m	n/m	4.8x	20.5x	18.2x	14.8x	(33.4%)	26.1%
11. Starlims Technologies Ltd	3.0x	n/a	n/a	16.0x	n/a	n/a	(18.6%)	26.1%
12. System C Healthcare plc	1.8x	n/a	n/a	9.0x	n/a	n/a	(18.6%)	26.1%

Average:	2.6x	3.1x	3.1x	13.8x	13.6x	12.0x	(27.3%)	26.1%

Adjusted Multiples
	EV /	EV / CY	EV / CY	EV /	EV / CY	EV / CY
	LTM	2009E	2010E	LTM	2009E	2010E
Company Name	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
1. Allscripts-Misys Healthcare Solutions, Inc.	3.5x	4.0x	3.5x	n/m	14.9x	15.6x
2. Cerner Corp.	3.3x	3.3x	3.0x	12.9x	11.5x	10.0x
3. Computer Programs & Systems Inc.	3.9x	3.8x	3.4x	18.2x	18.2x	14.8x
4. Eclipsys Corporation	1.7x	1.6x	1.5x	19.7x	11.2x	8.8x
5. iSOFT Group Limited	1.5x	n/a	n/a	6.1x	n/a	n/a
6. Logibec Groupe Informatique Ltee	2.9x	2.9x	2.9x	9.0x	8.0x	7.5x
7. McKesson Corporation	0.1x	0.1x	0.1x	5.8x	5.7x	5.1x
8. MedAssets, Inc.	3.8x	3.6x	3.2x	13.9x	11.4x	9.9x
9. Quadramed Corp.	1.0x	n/a	n/a	10.5x	n/a	n/a
10. Quality Systems Inc.	n/m	n/m	4.0x	17.3x	15.3x	12.5x
11. Starlims Technologies Ltd	3.1x	n/a	n/a	16.4x	n/a	n/a
12. System C Healthcare plc	1.9x	n/a	n/a	9.3x	n/a	n/a

Average:	2.4x	2.8x	2.7x	12.6x	12.0x	10.5x
n/m = Not Meaningful; excludes Revenue and EBITDA multiples in excess of 5.0x and 30.0x, respectively or multiples that were negative
n/a = Data Not Available
Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the first paragraph of the subsection entitled “Opinion of St. Charles Capital — Comparable Transaction Analysis” with the following:
     Comparable Transaction Analysis. St. Charles also reviewed 21 acquisition transactions occurring since January 1, 2007 involving companies and transactions that, in St. Charles’ professional judgment, were deemed to be comparable to the Company. The target companies in the selected transactions had enterprise values between $2.0 million and $1,414 million and were primarily engaged in the healthcare information management software industry. In each of these transactions, greater than fifty percent of the target corporation was acquired and detailed terms of the transactions were publicly available, including terms, pricing and related transaction multiples. St. Charles then compared the revenue and EBITDA multiples discussed above to the same multiples implied by the transactions deemed comparable to the Merger. A size discount, as described above, was utilized on larger transactions. The comparable transactions were as follows (listed by acquirer followed by the acquired company):
Comparable Transactions
($ in MMs)

			Implied
Date	Target Name	Buyer Name	Enterprise Value
06/23/2009	eResearchTechnology, Inc., Electronic Data Capture Business	OmniComm Systems Inc.	$2.0

05/30/2009	etrials Worldwide, Inc. (nka:Merge eClinical Inc.)	Merge Healthcare Incorporated.	$18.2

04/22/2009	Waban Software, Inc.	Phase Forward Inc.	$14.0

02/23/2009	Emageon Inc.	AMICAS Inc.	$25.5

01/27/2009	Visage Imaging, Inc.	PRO Medicus Ltd.	$3.0

			Implied
Date	Target Name	Buyer Name	Enterprise Value
12/16/2008	Shared PET Imaging, LLC	Alliance Imaging Inc. (nka:Alliance Healthcare Services, Inc.)	$45.2

09/08/2008	Pharsight Corporation	Tripos International	$41.0

06/03/2008	ViPS, Inc.	General Dynamics Information Technology, Inc.	$223.2

05/21/2008	MedQuist Inc.	CBay, Inc.	$286.9

04/29/2008	Accuro Healthcare Solutions, Inc.	MedAssets, Inc.	$352.5

04/28/2008	CompIQ Corporation	Affiliated Computer Services, Inc.	$26.1

04/11/2008	The TriZetto Group, Inc.	Apax Partners Worldwide	$1,414.2

04/07/2008	eScription, Inc.	Nuance Communications, Inc.	$363.0

03/24/2008	Phoenix Data Systems, Inc.	Bio-Imaging Technologies, Inc. (nka:BioClinica, Inc.)	$24.0

03/17/2008	Fast Track Systems, Inc.	Medidata Solutions, Inc.	$18.1

01/08/2008	CMS, Inc.	Elekta AB	$75.0

12/31/2007	Extended Care Information Network, Inc.	Allscripts Healthcare Solutions Inc.	$85.4

07/22/2007	Misys Healthcare Systems, Inc., Computerized Patient Record Business (nka:QuadraMed CPR)	Quadramed Corp.	$33.0

04/01/2007	Quovadx Inc. (nka:Healthvision Inc.)	Battery Ventures VII, L.P.; Battery Ventures	$82.2

03/01/2007	Dendrite International Inc. (nka:Cegedim Dendrite)	Cegedim SA	$672.6

02/16/2007	Vantagemed Corporation	Nightingale Informatix Corporation	$11.5
Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following after the first sentence of the subsection entitled “Opinion of St. Charles Capital — Discounted Cash Flow Analysis”:
     In its analysis of discounted future cash flows, St. Charles utilized the widely accepted methodology of discounting both the future projected cash flows and the estimated terminal value of the Company, which when combined represent an estimate of the enterprise value of the business.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of the subsection entitled “Opinion of St. Charles Capital — Discounted Cash Flow Analysis”:
     The discounted cash flow analysis performed by St. Charles for the years 2010 through 2014 was based on estimates of assumed future growth that become increasingly speculative each year beyond 2010.
Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph at the end of the subsection entitled “Opinion of St. Charles Capital — Discounted Cash Flow Analysis”:
     For purposes of discounting future free cash flow in its discounted cash flow analysis, St. Charles used the weighted average cost of capital calculated as set forth below:

Weighted Average Cost of Capital
Cost of Equity	20.03%

*

Equity % of Total Book Capitalization (1)	54%

=

Weighted Cost of Equity (WE)	10.7%

Cost of Debt	7.50%

*

Debt % of Total Book Capitalization (1)	46%

=

Weighted Cost of Debt (WD)	3.5%

WACC (WE + WD)	14.22%

(1)	As of September 30, 2009
     “Free cash flows” represents the total annual cash flows in each projected period that may be generated by the Company after taxes and operating and capital expenditures.
Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph of the subsection entitled “St. Charles Capital, LLC”:
     St. Charles has never beneficially owned any capital stock of the Company. In addition, no business or familial relationships exist between St. Charles and Haemonetics, Purchaser, Global Med, or any of Dr. Ruxin, Mr. Marcinek, Ms. Eames, Mr. Hunt, Mr. Gilmore or Mr. Willman.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new paragraph after the fifth paragraph of the subsection entitled “Certain Projected Financial Information”:
     Both the Projections and the April 2009 Model were prepared by management of the Company, and St. Charles did not participate in their preparation.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of the subheading entitled “Shareholder Litigation”:
     On March 9, 2010, Plaintiff Corica, Plaintiff Sham and Plaintiff O’Brien (together, the “Consolidated Plaintiffs”), having sought consolidation of the CJC Action, the Sham Action and the O’Brien Action pending in the District Court of Jefferson County in Golden, Colorado, jointly filed in each of these three lawsuits an amended class action complaint against the Defendants (the “Amended Complaint”). On March 10, 2010, the court entered an order consolidating the three actions. The consolidated action is captioned Carmelo J. Corica, Joseph F. Sham and Robert O’Brien v. Michael Ruxin et al., Case Nos. 10CV673, 10CV801, 10CV802. The Amended Complaint aggregates and restates the allegations and causes of action of the CJC Action, the Sham Action and the O’Brien Action. Additionally, the Consolidated Plaintiffs claim that the Individuals breached their fiduciary duties to Global Med’s shareholders by, among other factors, allegedly failing to make material disclosures to the shareholders in Global Med’s Schedule 14D-9 concerning additional details underlying the fairness opinion of St. Charles Capital, LLC delivered to Global Med and certain background information. Further, the Amended Complaint alleges that the Individuals approved the proposed transaction in order to provide liquidity to Global Med’s largest stockholder. Based on these allegations, the Amended Complaint seeks judgment that, among other relief: (1) provides injunctive relief that preliminarily and permanently enjoins the Offer; (2) rescinds the Offer if it is consummated; (3) directs the Defendants to account to the Plaintiff and other members of the class for all damages and any profits and other special benefits allegedly obtained by the Defendants as a result of the Individuals’ alleged breaches of their fiduciary duties; and (4) awards the Consolidated Plaintiffs the costs of the action, including fees and expenses of the Consolidated Plaintiffs’ attorneys and experts. We believe that the Amended Complaint is without merit.
     On March 10, 2010, the Consolidated Plaintiffs filed a motion seeking a temporary restraining order to enjoin the Offer. The Consolidated Plaintiffs claim that (1) without a temporary restraining order there is a likelihood of irreparable harm to the Consolidated Plaintiffs and no adequate remedy at law, (2) the Consolidated Plaintffs have a substantial likelihood of success on the merits, (3) the threatened injury to the Consolidated Plaintiffs and other shareholders outweighs any possible harm to Defendants, and (4) the granting of the injunction will not disserve the public interest. We believe that the motion for a temporary restraining order is without merit.
     On March 17, 2010, the Consolidated Plaintiffs and the Defendants executed a Memorandum of Understanding in settlement of all claims and liabilities in the Amended Complaint (the “Settlement Memorandum”). In connection with the Settlement Memorandum, Haemonetics has agreed to reduce the amount of the termination fee to $2.4 million. Global Med has agreed to amend the Schedule 14D-9 to include supplemental disclosure, without any admission to the materiality of such supplemental disclosures (those supplemental disclosures are all included in this Amendment No. 2 to the Schedule 14D-9). The parties stipulated that the Offer shall remain open for an additional five business days following the date of the filing of this Amendment No. 2 to the Schedule 14D-9, i.e. March 24, 2010. The parties have agreed that confirmatory discovery shall be conducted involving depositions of a representative from St. Charles and one member of the Special Committee. The parties have not reached an agreement concerning Consolidated Plaintiffs’ fees and costs, if any, and the Defendants have not waived their right to challenge same on any grounds. Consolidated Plaintiffs will file their application for fees and costs with the court at the appropriate time. The Settlement Memorandum is conditioned upon final approval by the court, along with customary provisions. If approved by the court, Defendants will be released by all class members described in the Amended Complaint (including the Consolidated Plaintiffs) from any claims and liabilities that were or could have been alleged in the Amended Complaint, including all actual or potential derivative, individual and class claims relating to the Offer, the Merger Agreement, the Schedule 14D-9, the Schedule TO, or any other disclosure or matter relating to or arising out of the Offer or Merger. In the event the settlement is not finalized or finally approved by the court, we plan to vigorously defend against the Consolidated Plaintiffs’ claims.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:
  (k) Further Extension of Offer Period
     On March 18, 2010, Haemonetics issued a press release announcing that in connection with the Settlement Memorandum, Purchaser has extended the Offer until 12:00 midnight Boston, Massachusetts time on Wednesday, March 24, 2010, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight Boston, Massachusetts time on March 18th. In order to reflect the extension of the Offer, all references to “March 18, 2010” as the date the Offer expires in the Schedule 14D-9 are hereby replaced, as appropriate, with “March 24, 2010.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by changing the subheading entitled “(k) Forward-Looking Statements” to reflect the following:
(l) Forward Looking Statements.
Item 9. Exhibits
(e)(17) Amendment No. 1 to Agreement and Plan of Merger dated March 17, 2010 between Global Med Technologies, Inc., Haemonetics Corporation, and Atlas Acquisition Corp.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL MED TECHNOLOGIES, INC.
By:	/s/ MICHAEL I. RUXIN, M.D.
	Name:	Michael I. Ruxin, M.D.
	Title:	Chief Executive Officer

Dated: March 17, 2010

Exhibit Index

Exhibit No.	Description

(e)(17)	Amendment No. 1 to Agreement and Plan of Merger dated March 17, 2010 between Global Med Technologies, Inc., Haemonetics Corporation, and Atlas Acquisition Corp.